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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM F-X
                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING

   A.    Name of issuer or person filing ("Filer"):              BROOKFIELD
                                                                 PROPERTIES
                                                                 CORPORATION
   B.    (1) This is [check one]:

         [x] an original filing for the Filer

         [ ] an amended filing for the Filer

         (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) [ ]

   C.    Identify the filing in conjunction with which this form is being filed:

                  Name of Registrant:                            BROOKFIELD
                                                                 PROPERTIES
                                                                 CORPORATION
                  Form type:                                     F-8
                  File Number (if known):                        333-105573
                  Filed by:                                      BROOKFIELD
                                                                 PROPERTIES
                                                                 CORPORATION
                  Date Filed (if filed concurrently, so          MAY 27, 2003
                  indicate):                                     (FILED
                                                                 CONCURRENTLY)

   D. Filer is incorporated or organized under the laws of Canada and has its principal place of business at BCE PLACE, 181 BAY STREET, SUITE 330, TORONTO, ONTARIO, CANADA M5J-2T3; TELEPHONE: (416) 359-8600

   E. Filer designates and appoints TORYS LLP ("Agent") located at 237 PARK AVENUE, NEW YORK, NY 10017; TELEPHONE: (212) 880-6000 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

                  (a) any investigation or administrative proceeding conducted by the Commission; and

                  (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer


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         on Form F-8 on May 27, 2003 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.


   F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form F-8.

         Each Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

   G. Each person filing this form, other than a trustee filing in accordance with General Instruction I.(e) of this form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the forms, schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this form, as applicable; the securities to which such forms, schedules and offering statements relate; and the transactions in such securities.



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         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in Toronto, Ontario, Canada, this 26th day of May, 2003.


         Filer:                     BROOKFIELD PROPERTIES CORPORATION


                                    By:      /s/ Steven J. Douglas
                                        ---------------------------------------
                                    Name:    Steven J. Douglas
                                    Title:   Executive Vice President and Chief
                                             Financial Officer



         This statement has been signed by the following person in the capacity and on the date indicated:


                                    TORYS LLP, AS AGENT FOR SERVICE OF PROCESS
                                    OF BROOKFIELD PROPERTIES CORPORATION



                                    By:     /s/ Andrew J. Beck
                                        ---------------------------------------
                                    Name:   Andrew J. Beck
                                    Title:  Partner


                                    Date:  May 26, 2003